AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 1, 2008

REGISTRATION NO. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

NewStar Financial, Inc.

(Exact name of registrant as specified in its charter)

Delaware	54-2157878
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

500 Boylston Street

Suite 1600

Boston, Massachusetts 02116

(617) 848-2500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John K. Bray

Chief Financial Officer

NewStar Financial, Inc.

500 Boylston Street

Suite 1600

Boston, Massachusetts 02116

(617) 848-2500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Stacie Aarestad, Esq.

Edwards Angell Palmer & Dodge LLP

111 Huntington Avenue

Boston, Massachusetts 02199-7613

(617) 239-0100

Approximate date of commencement of proposed sale to the public:

From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and smaller reporting company in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐    Accelerated filer  ☒     Non-accelerated filer  ☐    Smaller reporting company  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, $.01 par value per share	32,898,339	(2)	$5.29	$174,032,213.30	$6,839.47

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) of the Securities Act. The price per share and aggregate offering price are based upon the average of the high and low asked prices of the registrant’s common stock on April 24, 2008 as reported on The Nasdaq Global Market.
(2)	In accordance with Rule 416 under the Securities Act, we are also registering an indeterminate number of additional shares of common stock that may be issued from time to time as a result of stock splits, stock dividends and similar events.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling security holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 1, 2008

PROSPECTUS

NEWSTAR FINANCIAL, INC.

32,898,339 Shares

COMMON STOCK

This prospectus relates to the resale, from time to time, of up to 32,898,339 shares of our common stock, $.01 par value, by the selling stockholders named in this prospectus under “Selling Stockholders.” We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. We have agreed to bear all expenses of registration of the common stock offered hereby.

Our common stock trades on The Nasdaq Global Market under the symbol “NEWS.” The last reported sale price of our common stock as reported on The Nasdaq Global Market on April 30, 2008 was $5.38 per share.

The selling stockholders, directly or indirectly through agents, brokers or dealers designated from time to time, may sell the shares of common stock offered hereby from time to time on terms to be determined at the time of sale. See “Plan of Distribution.”

Investing in our common stock involves risks. You should carefully consider the risk factors included under “Risk Factors” on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2008

PROSPECTUS SUMMARY

References to “we,” “our,” “ours” and “us” refer to NewStar Financial, Inc. and its subsidiaries.

This prospectus relates to the resale, from time to time, of up to 32,898,339 shares of our common stock by the selling stockholders identified in this prospectus under the section titled “Selling Stockholders.” The selling stockholders may sell, transfer or otherwise dispose of their shares of common stock subject to the restrictions described under “Plan of Distribution.”

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. We may add, update or change certain information included in this prospectus by means of a prospectus supplement. You should rely only on the information that we have provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. This prospectus is an offer to resell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus or any prospectus supplement is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security. You should read both this prospectus and any prospectus supplement together with the additional information described under “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

NewStar Financial, Inc.

We are a commercial finance company that provides customized debt financing solutions to middle-market businesses and commercial real estate borrowers. We principally focus on the direct origination of loans that meet our risk and return parameters. Our direct origination efforts target private equity sponsors, corporate executives, regional banks, real estate investors and a variety of other financial intermediaries to source transaction opportunities. Direct origination provides direct access to our customers’ management, enhances our due diligence, and allows significant input into our customers’ capital structure and direct negotiation of transaction pricing and terms. We employ highly experienced origination, credit and finance professionals to identify and structure our transactions. We believe that the quality of our professionals, their ability to develop creative solutions and our efficient, comprehensive credit approval process position us to be a preferred lender for mid-sized borrowers.

Our principal executive offices are located at 500 Boylston Street, Suite 1600, Boston, Massachusetts 02116, and we can be reached at our principal executive offices by telephone at (617) 848-2500.

RISK FACTORS

You should consider the following risk factors, in addition to the other information presented in this prospectus and the documents incorporated by reference into this prospectus, in evaluating us, our business and an investment in our common stock. Any of the following risks, as well as other risks and uncertainties not presently known to us or that we currently deem immaterial, could seriously harm our business and financial results and cause the value of our common stock to decline, which in turn could cause you to lose all or part of your investment.

Risks Related to Our Business

We have been in operation since June 2004, which may not serve as an adequate time frame to evaluate our business, results of operations and prospects and may increase the risk of your investment.

Because of our limited operating history, our historical results of operations may not provide a meaningful basis for evaluating our business, results of operations and prospects. You should evaluate our business, results of operations and prospects in light of the risks and difficulties we may encounter as an early-stage company in a highly competitive industry, including our potential inability to:

•	successfully compete for transaction opportunities;

•	raise debt and equity capital on attractive terms;

•	continue to grow and manage our growth effectively;

•	accurately forecast the level of credit losses that we may experience in our loan portfolio;

•	successfully hire and retain key personnel; or

•	effectively manage our business.

We may not be able to successfully address these risks and difficulties, which could adversely affect our business, results of operations and prospects.

We have incurred losses in the past as a startup company, and have not yet achieved profitability and may not achieve profitability in future periods.

For the years ended December 31, 2007, 2006 and 2005, we recorded net losses of $8.6 million, $27.2 million and $5.9 million, respectively. The loss for 2007 is primarily due to a loss of $30.6 million on our residual interest in a securitization and a loss of $20.3 million due to the recognition of impairments of investments in debt securities. The loss for 2006 is primarily due to a non-cash compensation charge of $39.1 million in connection with restricted stock grants made since our inception, including equity awards made in connection with the initial public offering. We may not be profitable in future periods for a variety of reasons. If we are unable to achieve, maintain and increase our profitability in the future, the market value of our common stock could decline.

If we fail to effectively manage our growth, our results of operations could be adversely affected.

We have expanded our business and operations rapidly since our inception in June 2004. From our inception to December 31, 2007, our loan portfolio had grown to $2.4 billion. This growth has placed, and may continue to place, significant demands on our origination, credit, and loan management systems and resources. The expansion of our operations has also placed significant demands on our management, operational and financial resources. To manage our anticipated growth successfully, we must continue to refine and expand our origination and marketing capabilities, credit review processes, management procedures, access to financing sources and technology resources, as well as continue to hire, train, supervise and manage new employees. If we are unable to manage our growth effectively, our business, results of operations and prospects could be adversely affected.

We are in a highly competitive business and may not be able to compete effectively, which could impact our profitability.

The commercial lending industry is highly competitive and includes a number of competitors who provide similar types of loans to our target customers. Our principal competitors include a variety of:

•	specialty and commercial finance companies, including business development companies and real estate investment trusts;

•	private investment funds and hedge funds;

•	national and regional banks;

•	investment banks; and

•	insurance companies.

Some of our competitors offer a broader range of financial, lending and banking services than we do and can leverage their existing customer relationships to offer and sell services that compete directly with our products and services. In addition, some of our competitors have greater financial, technical, marketing, origination and other resources than we do. They may also have greater access to capital than we do and at a lower cost than is available to us. For example, if national and regional banks or other large competitors seek to expand within or enter our target markets, they may provide loans at lower interest rates to gain market share, which could force us to lower our rates and result in decreased returns. As a result of competition, we may not be able to attract new customers, retain existing customers or sustain the rate of growth that we have experienced to date, and our ability to expand our loan portfolio and grow future revenue may decline. If our existing customers choose to use competing sources of credit to refinance their debt, our loan portfolio could be adversely affected.

We are subject to regulation and any changes in such regulations could affect our business and our profitability.

We are subject to federal, state and local laws and regulations that govern non-depository commercial lenders and businesses generally. Any changes in such laws or regulations could affect our business and profitability. In addition, if we expand our business into areas or jurisdictions that are subject to, or have adopted, more stringent laws and regulations than those that are currently applicable to us and our business, we may have to incur significant additional expense or restrict our operations in order to comply, which could adversely impact our business, results of operations or prospects.

Risks Related to Our Loan Portfolio and Lending Activities

We may not recover all amounts contractually owed to us by our borrowers resulting in charge-offs, impairments and non-accruals, which may exceed our allowance for credit losses and could negatively impact our financial results and our ability to secure additional funding.

We charged off $4.6 million in the fourth quarter of 2007, which represented our total credit losses during the year ended December 31, 2007, and expect to have additional credit losses in the future through the normal course of our lending operations. If we were to experience a material increase in credit losses exceeding our allowance for loan losses in the future, however, our assets, net income and operating results would be adversely impacted, which could also lead to challenges in securing additional financing.

Like other commercial lenders, we experience delinquencies, impairments and non-accruals, which may indicate that our risk of credit loss for a particular loan has materially increased. When a loan is over 90 days past due or if management believes there is reasonable doubt as to our ability to collect principal and interest contractually owed to us, it is our policy to place the loan on non-accrual status. When a loan is placed on non-accrual status, we also make a determination as to whether the loan is impaired. A loan is considered impaired when management believes there is reasonable doubt about our ability to collect all amounts due to us according to the contractual terms of the loan agreement. Non-accrual loans are also likely to be considered impaired if the value of any guaranties or collateral securing the loan is less than the loan amount. In certain circumstances, a loan can be classified as impaired, but continue to be performing as a result of a troubled debt restructuring.

As of December 31, 2007, we reported no delinquencies and had three loans with an aggregate outstanding balance of $25.6 million classified as impaired. Of these, two loans with an aggregate outstanding balance of $21.9 million at December 31, 2007 were placed on non-accrual status during the fourth quarter. The third loan was partially resolved through a troubled debt restructuring in the fourth quarter and was performing as of December 31, 2007.

We established specific reserves totaling $4.6 million against these three impaired loans in the fourth quarter, which reflects management’s estimate of expected future credit losses.

As of December 31, 2007, we had an allowance for credit losses of $35.5 million, with specific reserves of $4.6 million. The allowance for credit losses does not include a reserve for impairments on our debt products. Management periodically reviews the appropriateness of our allowance for credit losses. However, the limited history of our loans makes it difficult to judge the expected credit performance of our loans. Our estimates and judgments with respect to the appropriateness of our allowance for credit losses may not be accurate, and the assumptions we use to make such estimates and judgments may be inaccurate. Our allowance may not be adequate to cover credit or other losses related to our loans as a result of unanticipated adverse changes in the economy or events adversely affecting specific customers, industries or markets. If we were to experience material credit losses related to our loans, such losses could adversely impact our ability to fund future loans and our business and, to the extent losses exceed our allowance for credit losses, our results of operations and financial condition would be adversely affected.

We may experience impairments on our other debt products that could adversely impact our net income and assets and harm our results of operations. We have reported impairments in the past and, in the future, may experience additional impairments on our debt investments.

We review the fair value of our other debt products quarterly. The fair value of our investments in debt products are based on independent third-party quoted market prices, when available, at the reporting date for those or similar investments. When no market is available, we estimate fair value using various valuation methodologies, including cash flow analysis and internally generated financial models that incorporate significant assumptions and judgments, as well as qualitative factors.

Even if the general accuracy of our valuation models is validated, there are no assurances that our valuations are accurate because of the high number of variables that affect cash flows associated with these complex cash flow structures, which differ on each securitization. Valuations are highly dependent upon the reasonableness of our assumptions and the predictability of the relationships that drive the results of the model. Because of the inherent uncertainty of determining the fair value of investments that do not have a readily ascertainable market value, the fair value of investments may differ significantly from the values that would have been used had a market existed for the investments, and the differences could be material. In addition, if our estimates or assumptions with respect to these assets prove to be incorrect, we may be required to write down some or all of the value of these assets.

A debt product is considered impaired when the fair value of the debt product declines below its amortized cost. The cost basis of the investment is then written down to fair value. If management determines the impairment to be temporary, it is recorded in other comprehensive income, a component of stockholders’ equity. If management determines the impairment to be permanent, it is recorded as an offset to other income on our statements of operations. From time to time we may become aware of cash flow or credit issues with respect to our other debt products and these other debt products are then monitored by management to determine if a write-down is appropriate.

Although we view write-downs of our other debt products as a normal and anticipated aspect of our business, material write-downs of the fair value of our other debt products could adversely affect our results of operations and financial condition. As of December 31, 2007, we had three debt products with a combined fair value of $1.9 million that were deemed to be other-than-

temporarily impaired. During 2007, we recorded impairment charges, or write-downs, in other income of $20.3 million. Our allowance for credit losses does not cover these write-downs as we classify these assets as available-for-sale and are accounted for under the guidelines of FAS No. 115 and EITF 99-20.

During 2007, conditions in the consumer mortgage and related RMBS markets deteriorated severely due, in part, to unexpected increases in delinquency and default rates of certain types of residential mortgage and home equity loan collateral underlying mortgage backed securities. The factors driving the speed and severity of the deterioration in the consumer mortgage loan market are complex. The credit performance of mortgage loans underlying these investment securities has been negatively impacted by a combination of declining home prices, rising interest rates, rate resets on adjustable rate loans, and the rapid change in mortgage product characteristics accompanied by a widespread loosening of underwriting standards by mortgage loan originators.

We make loans primarily to privately-owned, small and medium-sized companies, which may present a greater risk of loss than loans to larger companies.

Our loan portfolio consists primarily of loans to small and medium-sized, privately-owned companies. Compared to larger, publicly-traded firms, these companies generally have more limited access to capital and higher funding costs, may be in a weaker financial position and may need more capital to expand or compete. In addition, many of these companies may be unable to obtain financing from public capital markets or from traditional sources, such as commercial banks. Accordingly, loans made to these types of customers entail higher risks than loans made to companies who have larger businesses, greater financial resources or are otherwise able to access traditional credit sources.

Numerous factors may affect a customer’s ability to make scheduled payments on its loan, including the failure to meet its business plan or a downturn in its industry or in the economy in general. In part because of their smaller size, our customers may:

•	experience significant variations in results of operations;

•	have narrower product lines and smaller market shares than their larger competitors;

•	be particularly vulnerable to changes in customer preferences and market conditions;

•	be reliant on high growth rates that may not be achieved;

•	be more dependent on one or a limited number of major customers, the loss of which could materially impair their business, financial condition and ability to make loan payments;

•	face intense competition, including from companies with greater financial, technical, managerial and marketing resources;

•

depend on the management talents and efforts of a single individual or a small group of persons for their success, the death, disability or resignation of whom could materially harm the customer’s financial condition and ability to make loan payments; or

•	have fewer skilled or experienced management personnel than larger companies.

Any of these factors could impair a customer’s cash flow or result in other adverse events, such as bankruptcy, which could limit a customer’s ability to make scheduled payments on our loans, and may lead to losses in our loan portfolio and a decrease in our net interest income, net income and book value.

Because most of our customers do not publicly report their financial condition, we are more susceptible to a customer’s fraud, which could cause us to suffer losses on our loan portfolio.

A customer could defraud us by, among other things:

•	misrepresenting their financial performance or business prospects;

•	failing to accurately report their financial position;

•	overstating or falsifying records showing their asset values;

•	failing to notify us of their failure to comply with loan covenants;

•	misstating or falsifying required reports; or

•	providing inaccurate reporting of other financial information.

The failure of a customer to accurately report its financial position, compliance with loan covenants or eligibility for additional borrowings could result in our providing loans or other debt products that do not meet our underwriting criteria, defaults in loan payments, the loss of some or all of the principal of a particular loan or loans, including, in the case of revolving loans, amounts we may not have advanced had we possessed complete and accurate information. This risk is heightened for us because most of our customers do not publicly report their financial condition or results of operations.

Our concentration of loans and other debt products within a particular industry or region could impair our financial condition or results of operations if that industry or region were to experience adverse changes to economic or business conditions.

We specialize in certain broad industry segments, such as media, commercial real estate and healthcare in which our bankers have experience and strong networks of proprietary deal sources and our credit personnel have significant expertise. As a result, our portfolio currently has and may develop other concentrations of risk exposure related to those industry segments. At December 31, 2007, 16% of our loan portfolio was comprised of loans to commercial real estate investors/developers secured by mortgages on various property types, and 11% of our loan portfolio was comprised of loans to companies in the media industry, such as publishers, cable television and telecom companies, as well as broadcasters and other entertainment-related companies. At year end, 8% of the loan portfolio represented loans to companies in the healthcare industry.

If industry segments in which we have a concentration of investments experience adverse economic or business conditions, our delinquencies, default rate and loan charge-offs in those segments may increase, which may negatively impact our financial condition and results of operations.

Our balloon and bullet transactions may involve a greater degree of risk than other types of loans.

As of December 31, 2007, balloon and bullet transactions represented 84.5% of the outstanding balance of our loan portfolio. A balloon transaction is a transaction with a series of scheduled payment installments calculated to amortize the principal balance of the transaction so that upon maturity of the transaction more than 30%, but less than 100%, of the loan or other debt product balance remains unpaid and must be satisfied. A bullet loan or other debt product is a transaction with no scheduled payments of principal before the maturity date of the loan or other debt product, at which time the entire unpaid balance of the loan or other debt product is due. Most of our revolving loans and other debt products and some of our term loans are bullet transactions.

Balloon and bullet loans and other debt products involve a greater degree of risk than other types of transactions because they require the borrower to make a large final payment upon the maturity of the loan or other debt product. The ability of our customers to make this final payment upon the maturity of the loan or other debt product typically depends upon their ability either to refinance the loan or other debt product prior to maturity or to generate sufficient cash flow to repay the loan or other debt product prior to maturity. The ability of a customer to accomplish any of these goals will be affected by many factors, including the availability of financing at acceptable rates to the customer, the financial condition of the customer, the marketability of the related collateral, the operating history of the related business, tax laws and the prevailing general economic conditions. Consequently, the customer may not have the ability to repay the loan or other debt product at maturity and we could lose all or most of the principal of our loan or other debt product. Given their relative size and limited resources and access to capital, our small and mid-sized customers may have difficulty in repaying or financing their balloon and bullet loans or other debt products on a timely basis or at all.

Our cash flow transactions are not fully covered by the value of tangible assets or collateral of the customer and, consequently, if any of these transactions become non-performing, we could suffer a loss of some or all of our value in the assets.

Cash flow lending involves lending money to a customer based primarily on the expected cash flow, profitability and enterprise value of a customer, with the value of any tangible assets as secondary protection. In some cases, these loans may have more leverage than traditional bank debt. As of December 31, 2007, cash flow transactions comprised $1.8 billion, or 76.8%, of the outstanding balance of our loan portfolio. In the case of our senior cash flow loans, we generally take a lien on substantially all of a customer’s assets, but the value of those assets is typically substantially less than the amount of money we advance to the customer under a cash flow transaction. In addition, some of our cash flow loans may be viewed as stretch loans, meaning they may be at leverage multiples that exceed accepted traditional bank lending standards for senior cash flow loans. Thus, if a cash flow transaction becomes non-performing, our primary recourse to recover some or all of the principal of our loan or other debt product would be to force the sale of all or part of the company as a going concern. The risks inherent in cash flow lending include, among other things:

•

reduced use of or demand for the customer’s products or services and, thus, reduced cash flow of the customer to service the loan and other debt product as well as reduced value of the customer as a going concern;

•	inability of the customer to manage working capital, which could result in lower cash flow;

•	inaccurate or fraudulent reporting of our customer’s positions or financial statements;

•	economic downturns, political events, regulatory changes, litigation or acts of terrorism that affect the customer’s business, financial condition and prospects; and

•	our customer’s poor management of their business.

Additionally, many of our customers use the proceeds of our cash flow transactions to make acquisitions. Poorly executed or poorly conceived acquisitions can tax management, systems and the operations of the existing business, causing a decline in both the customer’s cash flow and the value of its business as a going concern. In addition, many acquisitions involve new management teams taking over control of a business. These new management teams may fail to execute at the same level as the former management team, which could reduce the cash flow of the customer available to service the loan or other debt product, as well as reduce the value of the customer as a going concern.

We provide second lien, subordinated / mezzanine loans, other debt products and equity-linked products, which may present higher risk of loss than our senior loans and other debt products.

We provide second lien, subordinated / mezzanine loans, other debt products and equity-linked products. Our second lien loans are junior as to collateral and, in some cases, right of payment to obligations to customers’ senior secured lenders. Our subordinated debt products have payment terms that are in excess of or residual to the rights of senior lenders. Our mezzanine loans are junior as to collateral and right of payment to customers’ other indebtedness and often have no collateral rights. Collectively, second lien, subordinated / mezzanine loans and other debt products comprised 1.5% of the outstanding balance of our loan portfolio as of December 31, 2007. As of December 31, 2007, we had $4.3 million of equity-linked products that were either purchased or received as part of a loan fee. Depending on market conditions, we may increase the amount of second lien, subordinated / mezzanine loans, other debt products and equity-linked products that we provide, and these types of assets may increase as a percentage of our loan portfolio.

As a result of their junior nature, we may be limited in our ability to enforce our rights to collect principal and interest on these loans and other debt products or to recover any of their outstanding balance through a foreclosure of collateral. For example, typically we are not contractually entitled to receive payments of principal on a junior loan or other debt product until the senior loan or other debt product is paid in full, and we may only receive interest payments on a second lien or subordinated / mezzanine asset if the customer is not in default under its senior secured loan. In many instances, we are also prohibited from foreclosing on collateral securing a second lien, subordinated / mezzanine loan or other debt product until the senior loan is paid in full. Moreover, any amounts that we might realize as a result of our collection efforts or in connection with a bankruptcy or insolvency proceeding involving a customer under a second lien, subordinated / mezzanine loan or other debt product must generally be turned over to the senior secured lender until the senior secured lender has realized the full value of its own claims. These restrictions may materially and adversely affect our ability to recover the principal of any non-performing senior subordinate, second lien, subordinated / mezzanine loans and other debt product. In addition, on occasion we provide senior loans or other debt products that are contractually subordinated to one or more senior secured loans for the customer. In those cases we may have a first lien security interest, but one or more creditors have payment priority over us.

If interest rates rise, demand for our loans or other debt products may decrease and some of our existing customers may be unable to service interest on their loans or other debt products.

Most of our loans and other debt products bear interest at floating interest rates. To the extent interest rates increase, monthly interest obligations owed by our customers to us will also increase. Demand for our loans or other debt products may decrease as interest rates rise or if interest rates are expected to rise in the future. In addition, if prevailing interest rates increase, some of our customers may not be able to make the increased interest payments or refinance their balloon and bullet transaction, resulting in payment defaults and loan impairments. Conversely if interest rates decline, our customers may refinance the loans they have with us at lower interest rates, or with others, leading to lower revenues.

Errors by, or dishonesty of, our employees in making credit decisions or in our loan and other debt product servicing activities could result in credit losses and harm our reputation.

We rely heavily on the performance and integrity of our employees in making our initial credit decisions with respect to our loans and other debt products and in servicing our loans and other debt products after they have closed. Because there is generally little or no publicly available information about our customers, we cannot independently confirm or verify the information our employees provide us for use in making our credit and funding decisions. Errors by our employees in assembling, analyzing or recording information concerning our customers could cause us to originate loans or fund subsequent advances that we would not otherwise originate or fund, which could result in loan losses. Losses could also arise if any of our employees were dishonest, particularly if they colluded with a customer to misrepresent the creditworthiness of a prospective customer or to provide inaccurate reports regarding the customer’s compliance with the covenants in its loan or other debt products agreement. If, based on an employee’s dishonesty, we made a loan or other debt product to a customer that was not creditworthy or failed to exercise our rights under a loan or other debt product agreement against a customer that was not in compliance with covenants in the agreement, we could lose some or all of the principal of the loan or other debt product. Fraud or dishonesty on the part of our employees could also damage our reputation which could harm our competitive position and adversely affect our business.

We are not the sole lender or agent for most of our loans or other debt products. Consequently, we do not have absolute control over how these loans or other debt products are administered or have control over those loans. When we are not the sole lender or agent, we may be required to seek approvals from other lenders before we take actions to enforce our rights.

A majority of our loan portfolio consists of loans and other debt products in which we are neither the sole lender, the agent for the lending group that receives payments under the loan or other debt product nor the agent that controls the underlying collateral. For these loans and other debt products, we may not have direct access to the customer and, as a result, may not receive the same financial or operational information as we receive for loans or other debt products for which we are the agent. This may make it more difficult for us to track or rate these loans or other debt products. Additionally, we may be prohibited or otherwise restricted from taking actions to enforce the loan or other debt product or to foreclose upon the collateral securing the loan or other debt product without the agreement of other lenders holding a specified minimum aggregate percentage, generally a majority or two-thirds of the outstanding principal balance. It is possible that an agent for one of these loans or other debt products may choose not to take the same actions to enforce the loan or other debt product or to foreclose upon the collateral securing the loan that we would have taken had we been the agent for the loan or other debt product.

Our commitments to lend additional sums to customers may exceed our resources available to fund these commitments, adversely affecting our financial condition and results of operations.

Our contractual commitments to lend additional sums to our customers may exceed our resources available to fund these commitments. Some of our funding sources are only available to fund a portion of a loan and other funding sources may not be immediately available. Our customers’ ability to borrow these funds may be restricted until they are able to demonstrate, among other things, that they have sufficient collateral to secure the requested additional borrowings or that the borrowing conforms to specific uses or meets certain conditions. We may have miscalculated the likelihood that our customers will request additional borrowings in excess of our readily available funds. If our calculations prove incorrect, we will not have the funds to make these loan advances without obtaining additional financing. Our failure to satisfy our full contractual funding commitment to one or more of our customers could create breach of contract or other liabilities for us and damage our reputation in the marketplace, which could then adversely affect our financial condition and results of operations.

Because there is no active trading market for most of the loans and other debt products in our loan portfolio, we might not be able to sell them at a favorable price or at all. The lack of active secondary markets for some of our investments may also create uncertainty as to the value of these investments.

We may seek to dispose of one or more of our loans and other debt products to obtain liquidity or to reduce or limit potential losses with respect to non-performing assets. There is no established trading market for most of our loans and other debt products. In addition, the fair value of other debt products that have lower levels of liquidity or are not publicly-traded may not be readily determinable and may fluctuate significantly on a monthly, quarterly and annual basis. Because these valuations are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that we ultimately attain for these debt products or would be able to attain if we have to sell our other debt products. The value of our common stock could be adversely affected if our determinations regarding the fair value of these investments are materially higher than the values that we ultimately realize upon their disposal. In addition, given the limited trading market for our loans and other debt products and the uncertainty as to their fair value at any point in time, if we seek to sell a loan or other debt product to obtain liquidity or reduce or limit losses, we may not be able to do so at a favorable price or at all.

We selectively underwrite transactions that we may be unable to syndicate.

On a selective basis, we commit to underwrite transactions that are significantly larger than our internal hold targets and we then seek to syndicate any amounts in excess of our target. We may syndicate these loans to the NewStar Credit Opportunities Fund (“NCOF”), a private debt fund which we manage, or to other lenders. As part of the syndication process to the NCOF, we must hold the targeted loans for at least 31 days. After 31 days the NCOF may reject the loan should credit deteriorate. If we are unable to syndicate these commitments, we may have to sell the additional exposure on unfavorable terms, which could adversely affect our financial condition or results of operations. In addition, if we must hold a larger portion of a transaction than we would like, we may not be able to complete other transactions and our loan portfolio may become more concentrated, which could affect our business, financial condition and results of operations. If we hold a loan that exceeds our internal hold targets, we obtain a separate credit approval for the excess portion.

We entered into a specific transaction comprised of loans to individual consumers, which present different risks than those associated with commercial loans.

During the year ended December 31, 2007, we entered into a specific transaction comprised of individual consumer loans with an outstanding balance of $12.8 million at December 31, 2007. We are a commercial finance company, and our risk and return parameters are not focused on individual consumer loans and may not accurately predict the risks and returns of consumer loans. The repayments of the individual loans are backed by independent corporate guarantees, and we are fully indemnified by the independent party if legal action were brought against us.

Risks Related to Our Funding and Leverage

Our ability to grow our business depends on our ability to obtain external financing. If our lenders terminate any of our credit facilities or if we default on our credit facilities, we may not be able to continue to fund our business.

We require a substantial amount of cash to provide new loans and other debt products and to fund our obligations to existing customers. In the past, we have obtained the cash required for our operations through the issuance of equity interests and by borrowing money through credit facilities, term debt securitizations and repurchase agreements. We may not be able to continue to access these or other sources of funds.

As of December 31, 2007, we had two credit facilities subject to annual liquidity renewals, which we renewed during 2007, with aggregate commitments of $800.0 million maturing in 2010. In addition, we had two credit facilities with aggregate commitments of $475.0 million with maturities in 2008. Subsequent to December 31, 2007, we terminated a $400.0 million credit facility scheduled to mature in 2008. Substantially all of our non-securitized loans and other debt products are held in these facilities. Our credit facilities contain customary representations and warranties, covenants, conditions, events of default and termination events that if breached, not satisfied or triggered, could result in termination of the facility. Further, if our lenders do not renew a facility on the required annual renewal date, our ability to make new borrowings under that facility would terminate. Further, all cash flow generated by our loans and other debt products subject to that facility would go to pay down our borrowings thereunder rather than to us. Additionally, if the facility were terminated due to our breach, noncompliance or default, our lenders could liquidate or sell all of our loans and other debt products held in that facility. Also, if we trigger a default or there is a termination event under one facility and that default or termination results in a payment default or in the acceleration of that facility’s debt, it may trigger a default or termination event under our other facilities that have cross-acceleration or payment cross-default provisions. Consequently, if one or more of these facilities were to terminate prior to its expected maturity date, our liquidity position would be materially adversely affected, and we may not be able to satisfy our undrawn commitment balances, originate new loans or other debt products or continue to fund our operations. Even if we are able to refinance our debt, we may not be able to do so on favorable terms. If we are not able to obtain additional funding on favorable terms or at all, our ability to grow our business will be impaired.

Our lenders and noteholders could terminate us as servicer of our loans, which would adversely affect our ability to manage our loan portfolio and reduce our net interest income.

Upon the occurrence of specified default events, our lenders under our credit facilities and the holders of the notes issued in our term debt securitizations may elect to terminate us as servicer of the loans and other debt products under the applicable facility and appoint a successor servicer. These default events include, but are not limited to, the loss of any four named members of our senior management, including our Chief Executive Officer and Chief Investment Officer. We do not maintain key man life insurance on any of our senior management nor have we taken any other precautions to offset the financial loss we could incur as a result of any of their departures.

If we are terminated as servicer, we will no longer receive our servicing fee. In addition, because any successor servicer may not be able to service our loan portfolio according to our standards, any transfer of servicing to a successor servicer could result in reduced or delayed collections, delays in processing payments and information regarding the loans and other debt products and a failure to meet all of the servicing procedures required by the applicable servicing agreement. Consequently, the performance of our loans and other debt products could be adversely affected and our income generated from those loans and other debt products significantly reduced.

Our liquidity position could be adversely affected if we were unable to complete additional term debt securitizations in the future, or if the reinvestment periods in our term debt securitizations terminate early, which could create a material adverse affect on our financial condition and results of operations.

We have completed three term debt securitizations to fund our loans and other debt products, all of which we accounted for on our balance sheet, through which we issued $1.3 billion of notes. Given current market conditions, we believe executing a traditional term debt securitization could be difficult. Our term debt securitizations consist of asset securitization transactions in which we transfer loans and other debt products to a trust that aggregates our loans and, in turn, sells notes, collateralized by the trust’s assets, to institutional investors. The notes issued by the trusts have been rated by nationally recognized statistical rating organizations. The ratings range from AAA to BB by Standard & Poor’s, Inc. and Fitch Ratings, Inc. and Aaa to Ba2 by Moody’s Investors Service, Inc., depending on the class of notes. We have also completed a $300.0 million unrated term debt credit facility with one counterparty and with a single class of notes. This facility had an outstanding balance of $84.0 million at December 31, 2007. Our goal in completing these transactions was to raise additional capital to pay down our borrowings under our credit facilities and to create additional liquidity under our credit facilities for use in funding our loan portfolio.

We intend to complete additional term debt securitizations in the future. Several factors will affect demand for, and our ability to complete additional term debt securitizations, including:

•	disruptions in the capital markets generally, and the asset-backed securities market in particular;

•

disruptions in the credit quality and performance of our loan portfolio, particularly that portion which has been previously securitized and serves as collateral for existing term debt securitizations;

•	our ability to service our loan portfolio must continue to be perceived as adequate to make the issued securities attractive to investors; and

•	any material downgrading or withdrawal of ratings given to securities previously issued in our term debt securitizations.

If we are unable to complete additional term debt securitizations, our ability to obtain the capital needed for us to continue to operate and grow our business would be adversely affected. In addition, our credit facilities are only intended to provide short-term financing for our transactions. If we are unable to finance our transactions over the longer term through our term debt securitizations, our credit facilities may not be renewed. Moreover, our credit facilities typically carry a higher interest rate than our term debt securitizations. Accordingly, our inability to complete additional term debt securitizations in the future could have a material adverse effect on our financial conditions and result of operations.

If a specified default event occurred in a term debt securitization, the reinvestment period would be terminated. This could have an adverse effect on our ability to fund new assets.

The cash flows we receive from the interests we retain in our term debt securitizations could be delayed or reduced due to the requirements of the term debt securitization.

We have retained 100% of the junior-most interests, which we refer to as the trust certificates, issued in the term debt securitizations, totaling $129.4 million in principal amount, issued in each of our three term debt securitizations that we have completed through December 31, 2007. The notes issued in the term debt securitizations that we did not retain are senior to the trust certificates we did retain. Cash flows generated by the retained interest in these trust certificates were $29.0 million and $10.7 million for the years ended December 31, 2007 and 2006, respectively. Our receipt of future cash flows on the trust certificates is governed by provisions that control the distribution of cash flows from the loans and other debt products included in our term debt securitizations. On a quarterly basis, interest cash flows from the loans and other debt products must first be used to pay the interest on the senior notes and expenses of the term debt securitization. Any funds remaining after the payment of these amounts are distributed to us.

Several factors may influence the timing and amount of the cash flows we receive from loans and other debt products included in our term debt securitizations, including:

•

if any loan or other debt product included in a term debt securitization becomes 60 days or more delinquent or is charged off, all funds, after paying expenses and interest to the senior notes, go to a reserve account which then pays down an amount of senior notes equal to the amount of the delinquent loan or other debt product. Except for specified management fees, we will not receive any distributions from funds during this period; and

•

if other specified events occur to the trusts, for example a ratings downgrade or failure to receive ratings confirmation on a trust’s rated notes at the end of the ramp up period or the failure to comply with coverage ratios, our cash flows would be used to reduce the outstanding balance of the senior notes and would not be available to us until the full principal balance of the senior notes has been repaid.

We have obtained a significant portion of our debt financing through a limited number of financial institutions. This concentration of funding sources exposes us to funding risks.

We have obtained our credit facility financing from a limited number of financial institutions.

Our reliance on the underwriters of our debt financing and their affiliates for a significant amount of our funding exposes us to funding risks. If these participating lenders determined to terminate our $1.3 billion in credit facilities, we would need to establish new lending relationships to satisfy our funding needs.

Risks Related to Our Operations and Financial Results

Our quarterly net interest income and results of operations are difficult to forecast and may fluctuate substantially.

Our quarterly net interest income and results of operations are difficult to forecast. We may experience substantial fluctuations in net interest income and results of operations from quarter to quarter. You should not rely on our results of operations in any prior reporting period to be indicative of our performance in future reporting periods. Many different factors could cause our results of operations to vary from quarter to quarter, including:

•	The success of our origination activities;

•	pre-payments on our loan portfolio;

•	credit losses and default rates;

•	our ability to enter into financing arrangements;

•	competition;

•	seasonal fluctuations in our business, including the timing of transactions;

•	costs of compliance with regulatory requirements;

•	private equity activity;

•	the timing of any future acquisitions;

•	personnel changes;

•	changes in prevailing interest rates;

•	general changes to the U.S. and global economies; and

•	political conditions or events.

We base our current and future operating expense levels and our investment plans on estimates of future net interest income, transaction activity and rate of growth. We expect that our expenses will increase in the future, and we may not be able to adjust our spending quickly enough if our net interest income falls short of our expectations. Any shortfalls in our net interest income or in our expected growth rates could result in decreases in our stock price.

We may be adversely affected by deteriorating economic or business conditions.

Our business, financial condition and results of operations may be adversely affected by deteriorating economic and business conditions in the markets in which we operate. Delinquencies, non-accruals and credit losses generally increase during economic slowdowns or recessions. Our Middle Market Corporate group primarily consists of loans to small and medium-sized businesses that may be particularly susceptible to economic slowdowns or recessions and may be unable to make scheduled payments of interest or principal on their borrowings during these periods. Also, in our Middle Market Corporate group, economic slowdowns or recessions or a decline in value of residential real estate could increase potential payment defaults on the residential real estate or home equity lines of credit underlying our investments in asset-backed securities. In our Commercial Real Estate group, economic slowdowns or recessions could increase potential payment defaults on the underlying commercial real estate. Therefore, to the extent that economic and business conditions deteriorate, our non-performing assets are likely to increase and the value of our loan portfolio is likely to decrease. Adverse economic conditions also may decrease the value of the collateral, particularly real estate, securing some of our loans or other debt products. Further economic slowdowns or recessions could lead to financial losses in our loan portfolio and a decrease in our net interest income, net income and book value.

Unfavorable economic conditions may also make it more difficult for us to maintain both our new origination volume and the credit quality of new business at levels previously attained. Unfavorable economic conditions could also increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could negatively impact our results of operations.

Our business is highly dependent on key personnel.

Our future success depends to a significant extent on the continued services of our Chief Executive Officer and our Chief Investment Officer as well as other key personnel. While we entered into employment agreements with each of these officers, if we were to lose the services of any of these executives for any reason, including voluntary resignation or retirement, we may not be able to replace them with someone of equal skill or ability and our business may be adversely affected. Moreover, we may not function well without the continued services of these executives.

Potential acquisitions may adversely impact our business.

Although we have not made any acquisitions to date, we may pursue acquisitions of other finance companies or debt portfolios in the future. We may experience difficulties in integrating any future acquisitions and we may not receive the expected benefits from those acquisitions because of:

•	heightened risks of credit losses as a result of acquired loans and other debt products not having been originated by us in accordance with our underwriting standards;

•	the diversion of management’s attention from other business concerns;

•	the potentially adverse effects that acquisitions may have in terms of the composition and performance of our loan portfolio; and

•	the potential loss of key employees of the acquired company.

Future acquisitions may result in potentially dilutive issuances of equity securities and the incurrence of additional debt.

We may not be able to attract and retain the highly skilled employees we need to support our business.

Our ability to originate and underwrite loans and other debt products is dependent on the experience and expertise of our employees. In order to grow our business, we must attract and retain qualified personnel, especially origination and credit personnel with relationships with referral sources and an understanding of small and middle-market businesses and the industries in which our borrowers operate. Many of the financial institutions with which we compete for experienced personnel may be able to offer more attractive terms of employment. If any of our key origination personnel leave, our new loan and other debt product volume from their business contacts may decline or cease, regardless of the terms of our loan and other debt product offerings or our level of service. In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them and increases the costs of replacing them. As competition for qualified employees grows, our cost of labor could increase, which could adversely impact our results of operations.

Maintenance of our Investment Company Act exemption imposes limits on our operations.

We intend to conduct our operations so that we are not required to register as an investment company under the Investment Company Act of 1940, as amended, which we refer to as the Investment Company Act. Section 3(a)(1)(C) of the Investment Company Act defines as an investment company any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40.0% of the value of the issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. Excluded from the term “investment securities” are, among other things, securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We expect that many of our majority-owned subsidiaries, including those which we have created (or may in the future create) in connection with our term debt securitizations, will rely on exceptions and exemptions from the Investment Company Act available to certain structured finance companies and that our interests in those subsidiaries will not constitute “investment securities” for purposes of the Investment Company Act. Because these exceptions and exemptions may, among other things, limit the types of assets these subsidiaries may purchase or counterparties with which we may deal, we must monitor each subsidiary’s compliance with its applicable exception or exemption.

We must also monitor our loan portfolio to ensure that the value of the investment securities we hold does not exceed 40.0% of our total assets (exclusive of government securities and cash items) on an unconsolidated basis. If the combined value of the investment securities issued by our subsidiaries that are investment companies or that must rely on the exceptions provided by Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act rather than another exception or exemption, together with any other investment securities we may own, exceeds 40.0% of our total assets on an unconsolidated basis, we may be deemed to be an investment company. Because we believe that the interests we hold in our subsidiaries generally will not be investment securities, we do not expect to own nor do we propose to acquire investment securities in excess of 40.0% of the value of our total assets on an unconsolidated basis.

We intend to monitor for compliance with the Investment Company Act on an ongoing basis and may be compelled to take or refrain from taking actions, to acquire additional income or loss generating assets or to forego opportunities that might otherwise be beneficial or advisable, including, but not limited to selling assets that are considered to be investment securities or foregoing sale of assets which are not investment securities, in order to ensure that we (or a subsidiary) may continue to rely on the applicable exceptions or exemptions. These limitations on our freedom of action could have a material adverse effect on our financial condition and results of operations.

If we fail to maintain an exemption, exception or other exclusion from registration as an investment company, we could, among other things, be required to substantially change the manner in which we conduct our operations either to avoid being required to register as an investment company or to register as an investment company. If we were required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to, among other things, our capital structure (including our ability to use leverage), management, operations, transactions with affiliated persons (as defined in the Investment Company Act), portfolio composition, including restrictions with respect to diversification and industry concentration, and our financial condition and results of operations may be adversely affected. Additionally, criminal and civil actions could be brought against us, our contracts would be unenforceable unless a court were to require enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

Risks Related to our Common Stock

Our common stock may continue to have a volatile public trading price and low trading volume.

The market price of our common stock has been highly volatile. Since our initial public offering in December 2006 through March 31, 2008, the price of our common stock on the NASDAQ Global Market has ranged between $20.85 and $4.61. The market has experienced significant price and volume fluctuations for many reasons, some of which may be unrelated to our operating performance.

Many factors may have a negative effect on the market price of our common stock, including:

•	developments concerning that condition of the credit markets and access to liquidity;

•	general market conditions and comments by securities analysts;

•	quarterly fluctuations in our revenues and financial results; and

•	public announcements by us, our competitors or others.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. These include statements about our expectations, plans, objectives, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plans,” “potential,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar expressions. These statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed for the reasons described in this prospectus. You should not place undue reliance on these forward-looking statements.

Actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including:

•	the status of the credit markets generally;

•	our limited operating history;

•	the fact that we have yet to be profitable;

•	the rapid expansion of our business since inception;

•	our ability to compete effectively in a highly competitive industry; and

•	the impact of federal, state and local laws and regulations that govern non-depository commercial lenders and businesses generally.

You should also consider carefully the statements under “Risk Factors” which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements and could materially and adversely affect our business, operating results and financial condition. We cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. The forward-looking statements speak only as of the date on which they are made, and, except to the extent required by federal securities laws, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock offered by the selling stockholders pursuant to this prospectus.

SELLING STOCKHOLDERS

On November 12, 2007, we entered into a definitive agreement with institutional investors to issue 12.5 million shares of our common stock in a private placement at a price per share of $10.00. In connection with the private placement, we entered into a Registration Rights Agreement with the institutional investors, whereby we agreed to register the common stock purchased in private placement as well as certain other existing shares covered by a Stockholders’ Agreement dated as of June 18, 2004, as amended.

The table below presents information as of April 21, 2008 regarding the selling stockholders and the number of shares that the selling stockholders may offer and sell from time to time under this prospectus. More specifically, the following table sets forth:

•	the name of each selling stockholder;

•

the number and percentage of shares of our common stock that each selling stockholder beneficially owned prior to the offering for resale of any of the shares of our common stock being registered by the registration statement of which this prospectus is a part, including any warrants to purchase common stock and options to purchase common stock that are exercisable within 60 days of the date of this prospectus;

•	the number of shares of our common stock that may be offered for resale by selling stockholders under this prospectus; and

•

the number and percentage of shares of our common stock to be beneficially owned by each selling stockholder after the offering for resale of the shares being registered by the registration statement of which this prospectus is a part, assuming all of the shares are sold by the selling stockholders and that the selling stockholders do not acquire any other shares of our common stock prior to the assumed sales.

The applicable percentages of beneficial ownership are based on an aggregate of 48,518,291 shares of our common stock outstanding on April 21, 2008.

	Shares of Common Stock Beneficially Owned Prior to the Offering			Number of Shares Being Offered		Shares of Common Stock Beneficially Owned After the Offering
Selling Stockholders	Number		Percent			Number	Percent
Adkinson, J. Daniel	230,436	(1)	*	74,963	(17)	155,473	*
Bray, John K.	177,639	(2)	*	40,162		137,477	*
Calhoun, Thomas M.	77,629	(3)	*	39,618	(18)	38,011	*
Capital Z Financial Services Fund II	5,674,730	(4)	11.65%	5,674,730	(19)	0	*
Capital Z Financial Services Private Fund II	30,242	(5)	*	30,242	(20)	0	*
Clemmens, Robert T.	234,965	(6)	*	82,452	(21)	152,513	*
Conway, Timothy J.	1,501,861	(7)	3.06%	610,377	(22)	891,484	1.82%
Corsair III Financial Services Capital Partners, L.P.	3,812,268		7.86%	3,812,268		0	*
Corsair III Financial Services Offshore 892 Partners, L.P.	187,732		*	187,732		0	*
Dobies, David R.	281,646	(8)	*	93,159	(23)	188,487	*
Frishkopf, John J.	244,367	(9)	*	96,935	(24)	147,432	*
Gordel Holdings Limited	128,862		*	17,790		111,072	*
GPC LVII, LLC	81,831		*	11,297		70,534	*
J.P. Morgan Corsair II Capital Partners, L.P.	5,704,972	(10)	11.71%	5,704,972	(25)	0	*
Mallon, William G.	133,534	(11)	*	69,603	(26)	63,931	*
The Northwestern Mutual Life Insurance Company	2,614,778	(12)	5.38%	2,523,032		91,746	*
OZ Global Special Investments Master Fund, LP	57,066		*	7,878		49,188	*
OZ Master Fund, Ltd.	6,975,779	(13)	14.33%	5,717,178	(27)	1,258,601	2.59%
Poirier, Richard S.	217,134	(14)	*	91,020	(28)	126,114	*
SAB Capital Partners, L.P.	937,912		1.93%	346,297		591,615	1.22%
SAB Capital Partners II, L.P.	18,023		*	7,782		10,241	*
SAB Overseas Master Fund, L.P.	343,940		*	145,921		198,019	*
Schmidt-Fellner, Peter A.	1,023,871	(15)	2.09%	412,279	(29)	611,592	1.25%
Shoyer, Timothy C.	256,415	(16)	*	100,652	(30)	155,763	*
The Swiss Reinsurance Company	3,000,000		6.18%	3,000,000		0	*
Union Square Partners, LP	4,000,000		8.24%	4,000,000		0	*

*	Less than 1%
(1)	Includes 1,529 shares issuable upon the exercise of a warrant and 75,057 shares issuable upon the exercise of options.
(2)	Includes 46,910 shares issuable upon the exercise of options.
(3)	Includes 2,218 shares issuable upon the exercise of a warrant and 35,917 shares issuable upon the exercise of options.
(4)	Includes 199,112 shares issuable upon the exercise of a warrant.
(5)	Includes 1,062 shares issuable upon the exercise of a warrant.
(6)	Includes 3,747 shares issuable upon the exercise of a warrant and 65,675 shares issuable upon the exercise of options.
(7)	Includes 21,789 shares issuable upon the exercise of a warrant and 534,786 shares issuable upon the exercise of options.
(8)	Includes 4,128 shares issuable upon the exercise of a warrant and 75,057 shares issuable upon the exercise of options.
(9)	Includes 5,812 shares issuable upon the exercise of a warrant and 75,057 shares issuable upon the exercise of options.
(10)	Includes 200,174 shares issuable upon the exercise of a warrant.
(11)	Includes 3,059 shares issuable upon the exercise of a warrant and 56,293 shares issuable upon the exercise of options.
(12)

Includes 91,746 shares issuable upon the exercise of a warrant. Northwestern Investment Management Company, LLC (“NIMC”), a wholly owned company of The Northwestern Mutual Life Insurance Company (“Northwestern Mutual”), is the investment adviser to Northwestern Mutual with respect to the shares. NIMC therefore may be deemed to be an indirect beneficial owner with shared voting power/investment power with respect to such shares. Richard A. Strait is a portfolio manager for NIMC and manages the portfolio which holds the shares and therefore may be deemed to be an indirect beneficial owner with shared voting power/investment power with respect to such shares. However, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934 (the “Act”), the immediately preceding sentence shall not be construed as an admission that Mr. Strait is, for the purposes of section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement. In the ordinary course of business, broker-dealer affiliates of Northwestern Mutual may, from time to time, have acquired or disposed of, or may in the future acquire or dispose of, our securities, for such broker-dealers’ own accounts or for the accounts of others. Other affiliates of Northwestern Mutual, including investment adviser affiliates, may in the ordinary course of business, effect transactions in our securities.

(13)	Includes 166,811 shares issuable upon the exercise of a warrant.
(14)	Includes 3,824 shares issuable upon the exercise of a warrant and 75,057 shares issuable upon the exercise of options.
(15)	Includes 12,997 shares issuable upon the exercise of a warrant and 375,288 shares issuable upon the exercise of options.
(16)	Includes 5,199 shares issuable upon the exercise of a warrant and 99,113 shares issuable upon the exercise of options.
(17)	Includes 1,529 shares underlying a warrant.
(18)	Includes 2,218 shares underlying a warrant.
(19)	Includes 199,112 shares underlying a warrant.
(20)	Includes 1,062 shares underlying a warrant.
(21)	Includes 3,747 shares underlying a warrant.
(22)	Includes 21,789 shares underlying a warrant.
(23)	Includes 4,128 shares issuable upon the exercise of a warrant.
(24)	Includes 5,812 shares underlying a warrant.
(25)	Includes 200,174 shares underlying a warrant.
(26)	Includes 3,059 shares underlying a warrant.
(27)	Includes 166,811 shares underlying a warrant.
(28)	Includes 3,824 shares underlying a warrant.
(29)	Includes 12,997 shares underlying a warrant.
(30)	Includes 5,199 shares underlying a warrant.

Although we have assumed for purposes of the table above that the selling stockholders will sell all of the shares offered by this prospectus, because the selling stockholders may offer from time to time all or some of their shares covered under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of shares that will be sold by the selling stockholders or that will be held by the selling stockholders after completion of the sales. In addition, the selling stockholders may have sold, transferred or otherwise disposed of the common stock in transactions exempt from the registration requirements of the Securities Act since the date the selling stockholders provided the information regarding their securities holdings. Information concerning the selling stockholders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required. Except as described above, there are currently no agreements, arrangements or understandings with respect to the resale of any of the shares covered by this prospectus. With the exception of The Swiss Reinsurance Company and The Northwestern Mutual Life Insurance Company, each of the selling stockholders has represented to us that it is not, nor is it affiliated with, a broker-dealer. Both The Swiss Reinsurance Company and The Northwestern Mutual Life Insurance Company have represented to us that they have bought the securities we are registering on their behalf in the ordinary course of business, and at the time of the purchase of the securities we are registering on their behalf to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute the securities we are registering on their behalf.

Information regarding the selling stockholders provided above is based solely on information provided to us by the selling stockholders, any Schedules 13D or 13G and Forms 3, 4 and 5, and other public documents filed with the SEC, and we have not independently verified this information.

Material Relationships

The following selling stockholders are employees of the company: J. Daniel Adkinson, John K. Bray, Robert T. Clemmens, Timothy J. Conway, David R. Dobies, John J. Frishkopf, William G. Mallon, Richard S. Poirier and Peter A. Schmidt-Fellner. In addition to being employees, Messrs. Conway and Schmidt-Fellner are named executive officers and have served on our Board of Directors since our inception. In addition to being employees, Messrs. Bray and Dobies are named executive officers. Messrs. Calhoun and Shoyer are former employees of the company, and Mr. Shoyer served as a named executive officer until April 2008.

The following selling stockholders are entities affiliated with members of our board of directors: Capital Z Financial Services Fund II, Capital Z Financial Services Private Fund II, Union Square Partners, L.P., Corsair III Financial Services Capital Partners, L.P., Corsair III Financial Services Offshore 892 Partners, L.P. and J.P. Morgan Corsair II Capital Partners, L.P.  Bradley E. Cooper, one of our directors, is an officer and co-owner of the ultimate entity delegated investment authority for Union Square Partners, L.P., and an officer and co-owner of the ultimate entity delegated investment authority for Capital Z Financial Services Fund II and Capital Z Financial Services Private Fund II.  Union Square Partners, L.P. was also granted nomination and management rights by the

Company in separate side letter agreements entered into in connection with a private placement of company stock in November 2007. T. Kimball Brooker, Jr., one of our directors, is an officer of the entity delegated investment authority for the Corsair II Capital portfolio. Richard E. Thornburgh, another of our directors, is also an officer of Corsair Capital LLC. Both Mr. Brooker and Mr. Thornburgh are affiliated with Corsair III Financial Services Capital Partners, L.P., Corsair III Financial Services Offshore 892 Partners, L.P. and J.P. Morgan Corsair II Capital Partners, L.P.

Other than as disclosed in this prospectus or in the documents incorporated herein by reference, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or, insofar as we are aware, any of our affiliates.

PLAN OF DISTRIBUTION

Each selling stockholder (the “Selling Stockholders”) of our common stock and any of their pledgees, assignees, transferees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the Nasdaq Global Market or any stock exchange, market or trading facility on which the shares are then traded or in private transactions. These sales may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	an Underwritten Offering;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The selling stockholders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the selling stockholders or borrowed from the selling stockholders or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the selling stockholders in settlement of those derivatives to close out any related open borrowings of stock.

The Selling Stockholders may also sell all or a portion of such shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), provided that they meet the criteria and conform to the requirements of that rule, rather than under this prospectus.

For any particular Underwritten Offering pursuant to this registration statement:

(a) an underwriter may allow, and dealers may reallow, concessions on sales to certain other dealers;

(b) we and the Selling Stockholders may agree to indemnify an underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments an underwriter may be required to make in connection with these liabilities; and

(c) we, our executive officers, our directors and the Selling Stockholders may agree, subject to certain exemptions, that for a certain period from the date of the prospectus supplement under which the securities are offered, we and they will not, without the prior written consent of an underwriter, offer, sell, contract to sell, pledge or otherwise dispose of any shares of our common stock or any securities convertible into or exchangeable for our common stock. However, an underwriter, in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice. We expect an underwriter to exclude from these lock-up agreements, securities exercised and/or sold pursuant to 10b5-1 pre-set selling programs that are in place at the time of an offering made pursuant to this prospectus and any prospectus supplement hereto.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

In connection with the sale of the common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume. The Selling Stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each Selling Stockholder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker dealer regarding the sale of the shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations under Rule 144 of the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

The selling stockholders might be, and any broker-dealers that act in connection with the sale of securities may be, deemed to be “underwriters” within the meaning of Section 2(2)(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer and other material facts to the transaction, will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the shares of common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

There can be no assurance that the selling stockholders will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Regulation M’s prohibition on purchases may include purchases to cover short positions by a selling stockholder, and a selling stockholder’s failure to cover a short position at a lender’s request and subsequent purchases by the lender in the open market of shares to cover such short positions, may be deemed to constitute an inducement to buy shares, which is prohibited by Regulation M. In addition, each selling stockholder will be subject to other applicable provisions of the Exchange Act and the associated rules and regulations thereunder.

We will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We will pay all expenses of the registration of the shares of common stock, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling stockholders will pay all underwriting discounts and selling commissions, if any.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

Our common stock is listed on The Nasdaq Global Market. Any shares of our common stock sold pursuant to a prospectus supplement will be listed on The Nasdaq Global Market, subject (if applicable) to official notice of issuance.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Edwards Angell Palmer & Dodge LLP, Boston, Massachusetts. George Ticknor, a partner of Edwards Angell Palmer & Dodge LLP, is our Assistant Secretary.

EXPERTS

The consolidated financial statements of NewStar Financial, Inc. as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007, and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2007 have been incorporated by reference herein and in the registration statement in reliance on the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting. The report covering the December 31, 2007 financial statements refers to the adoption by the Company of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, effective January 1, 2006.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may access our filings, free of charge, on the Investors Information portion of our website at www.newstarfin.com as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information contained on our website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. You may also read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. For more information on the Public Reference Room, please call the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s website at www.sec.gov. Our common stock is listed on The NASDAQ Global Market.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is deemed to be a part of this prospectus. The reports and other documents we file after the date of this prospectus will update and supplement the information in this prospectus. We incorporate by reference the documents listed below and any documents we file subsequently with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act (i) after the date of the prospectus and prior to the termination of the offering; and (ii) after the date of the initial registration statement and prior to effectiveness of the registration statement; provided, however, that we are not incorporating any information furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K.

(a)	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed on March 10, 2008;

(b)	Our Proxy Statement on Schedule 14A, filed on April 14, 2008;

(c)	Our Current Report on Form 8-K filed on February 19, 2008;

(d)	Our Current Report on Form 8-K filed on April 11, 2008;

(e)	Our Current Report on Form 8-K filed on April 21, 2008; and

(f)	The description of our common stock in our registration statement on Form 8-A, filed on December 13, 2006.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

John K. Bray

Chief Financial Officer

NewStar Financial, Inc.

500 Boylston Street

Suite 1600

Boston, Massachusetts 02116

(617) 848-2500

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following is an estimate of the fees and expenses, other than underwriting discounts and commissions, payable or reimbursable by us in connection with the issuance and distribution of the offered securities offered by this prospectus.

SEC registration fee	$6,839
Printing and engraving expenses	20,000
Legal fees and expenses	75,000
Accounting fees and expenses	40,000
Miscellaneous	8,161

Total	$150,000

ITEM 15.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

We are incorporated under the laws of the state of Delaware. Section 145 of the Delaware General Corporation Law (“Section 145”) permits indemnification of our officers and directors under certain conditions and subject to certain limitations. Section 145 also provides that a corporation has the power to maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145.

Article VII, Section B of our Amended and Restated Certificate of Incorporation provides for mandatory indemnification of our directors and officers and permissible indemnification of employees and other agents to the maximum extent not prohibited by the Delaware General Corporation Law. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of the heirs, executors and administrators of the person. In addition, we will pay expenses incurred by a director or executive officer in defending any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers (or was serving at our request as a director or officer of another corporation) in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by us as authorized by the relevant section of the Delaware General Corporation Law.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, our Amended and Restated Certificate of Incorporation provides that, pursuant to Delaware law, our directors shall not be personally liable for monetary damages for breach of the directors’ fiduciary duty as directors to us and our stockholders. This provision in the Amended and Restated Certificate of Incorporation will not eliminate the directors’ fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, pursuant to Section 102(b)(7) of the Delaware General Corporation Law each director will continue to be subject to liability for breach of the director’s duty of loyalty to us for acts or omission not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Section 174 of the Delaware General Corporation Law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or other agents of ours in which indemnification is being sought, nor are we aware of any threatened litigation that may result in a claim for indemnification by any of our directors, officers, employees or other agents.

Section 102 of the Delaware General Corporation Law, as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of the Delaware General Corporation Law or obtained an improper personal benefit.

Generally, Section 145 permits a corporation to indemnify certain persons made a party to an action by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. In the case of an action by or in the right of the corporation, no indemnification may be made in respect of any matter as to which that person was adjudged liable to the corporation unless the Delaware Court of Chancery or the court in which the action was brought determines that despite the adjudication of liability that person is fairly and reasonably entitled to indemnity for proper expenses. To the extent that person has been successful in the defense of any matter, that person shall be indemnified against expenses actually and reasonably incurred by him.

The Registrant maintains insurance policies insuring each of its directors and officers against certain civil liabilities, including liabilities under the Securities Act.

ITEM 16.	EXHIBITS

See the Exhibit Index immediately following the signature page hereof.

ITEM 17.	UNDERTAKINGS

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Act of 1934, as amended that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of any employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 15 hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned duly authorized in the city of Boston, Massachusetts on April 30, 2008.

NEWSTAR FINANCIAL, INC.

By:	/s/ Timothy J. Conway
Name:	Timothy J. Conway
Title:	Chairman, Chief Executive Officer and President

POWER OF ATTORNEY AND SIGNATURES

We, the undersigned directors and officers of NewStar Financial, Inc., hereby severally constitute and appoint Timothy J. Conway and John K. Bray, and each of them singly, with full power to act and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below this Registration Statement on Form S-3 and any and all amendments thereto, including post-effective amendments to this Registration Statement on Form S-3, and to sign any and all additional registration statements relating to the same offering of securities as this Registration Statement on Form S-3 that are filed pursuant to the requirements of the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and hereby ratify and confirm that such attorney-in fact or his substitute shall lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated.

/s/ Timothy J. Conway	Chairman, Chief Executive Officer and President	April 30, 2008
TIMOTHY J. CONWAY	(Principal Executive Officer)

/s/ John K. Bray	Chief Financial Officer	April 30, 2008
JOHN K. BRAY	(Principal Financial and Accounting Officer)

/s/ Kimball Brooker, Jr.	Director	April 30, 2008
KIMBALL BROOKER, JR.

/s/ Bradley E. Cooper	Director	April 29, 2008
BRADLEY E. COOPER

/s/ Mark K. Gormley	Director	April 30, 2008
MARK K. GORMLEY

/s/ Frank R. Noonan	Director	April 29, 2008
FRANK R. NOONAN

Director
MAUREEN P. O’HARA

/s/ Peter A. Schmidt-Fellner	Director	April 30, 2008
PETER A. SCHMIDT-FELLNER

/s/ Richard E. Thornburgh	Director	April 30, 2008
RICHARD E. THORNBURGH

EXHIBIT INDEX

Exhibit	Description
4.1	Amended and Restated Certificate of Incorporation of NewStar Financial, Inc. (“the Company”). Previously filed as Exhibit 3(a) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-33211) filed on April 2, 2007 and incorporated herein by reference.

4.2	Amended and Restated Bylaws of the Company. Previously filed as Exhibit 3(b) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-33211) filed on April 2, 2007 and incorporated herein by reference.

4.3	Specimen Common Stock Certificate. Filed as Exhibit 4.2 to the Company’s Amendment No. 5 to Registration Statement on Form S-1 (File No. 333-137513) and incorporated by reference herein.

4.3.1	Stockholders’ Agreement, dated as of June 18, 2004, among the Company (f/k/a Novus Capital, Inc.) and the Stockholders party thereto. Previously filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-1 (File No. 333-137513) filed on September 21, 2006, and incorporated herein by reference.

4.3.2	First Amendment to Stockholders’ Agreement, dated as of August 22, 2005, entered in connection with the Stockholders’ Agreement, dated as of June 18, 2004. Previously filed as Exhibit 4(a)(1) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-33211) filed on April 2, 2007 and incorporated herein by reference.

4.3.3	Second Amendment to Stockholders’ Agreement, dated as of June 5, 2006, entered in connection with the Stockholders’ Agreement, dated as of June 18, 2004. Previously filed as Exhibit 4(a)(2) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-33211) filed on April 2, 2007 and incorporated herein by reference.

4.3.4	Third Amendment to Stockholders’ Agreement, dated as of December 12, 2006, entered in connection with the Stockholders’ Agreement, dated as of June 18, 2004. Previously filed as Exhibit 4(a)(3) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 001-33211) filed on April 2, 2007 and incorporated herein by reference.

4.3.5	Fourth Amendment to Stockholders’ Agreement, dated as of March 26, 2007, entered in connection with the Stockholders’ Agreement, dated as of June 18, 2004. Previously filed as Exhibit 4(a)(4) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 001-33211) filed on March 10, 2008 and incorporated herein by reference.

5.1	Opinion of Edwards Angell Palmer & Dodge LLP. Filed herewith.

23.1	Consent of Independent Registered Public Accounting Firm. Filed herewith.

23.2	Consent of Edwards Angell Palmer & Dodge LLP. Included in its opinion filed as Exhibit 5.1.

24.1	Power of Attorney. Included on the signature page of this Registration Statement.